Exhibit (d) (5)
FARMERS NEW WORLD LIFE INSURANCE COMPANY
CHILDREN’S TERM INSURANCE RIDER

Benefits	A.	Upon receipt of due proof of the death of an Insured Child, We will pay to the Beneficiary of this rider the Children’s Term Rider amount shown on the Policy Specifications page, provided:
1. this rider is In Force on the date of death; and
2. death occurred prior to the Insured Child’s 22nd birthday.

	B.	Upon receipt of due proof of the Insured’s death while this rider is In Force, We will provide You paid-up term insurance to age 22 on each Insured Child.
This paid-up term insurance may be surrendered at any time prior to the Insured Child’s 22nd birthday. The surrender value will be the net single premium necessary to continue the Insured Child’s insurance to age 22. The basis for the net single premium is:
1. an interest rate that does not exceed the maximum rate allowed by the laws of the state in which this rider is issued;
2. Commissioners 2001 Standard Ordinary Mortality Table;
3. age last birthday; and
4. the assumption that the Insured Child’s death occurs at the end of the policy year.

Insured Children	Each of the children described below is an Insured Child from age 15 days until the earliest of either the child’s 22nd birthday or the Insured’s Attained Age 65.
1. A child of the Insured who is listed in the application and is not yet 20 years of age on the effective date of this rider.
2. A future child born to the Insured.
3. A child legally adopted by the Insured before the child is age 20 and before the Insured Attains Age 63.

Beneficiary	The Insured is the Beneficiary under this rider, unless You designate otherwise, subject to the terms of the Change of Beneficiary section of the policy, while the Insured is living. At the time of the Beneficiary’s death, if You are living, You will become the Beneficiary; if You are not living, the surviving Insured Children will share and share alike.

Conversion Privilege	While the policy and this rider are In Force, the insurance on each Insured Child may be converted to any permanent life insurance product We make available for conversion at that time.

Conversion is subject to the following terms:
1.	the new policy will be based on the Insured Child’s age on the date the new policy takes effect. The new policy will contain the provisions then being included in such new policies issued by Us;
2.	the Face Amount of the new policy may not exceed $1,000 for each $1,000 of insurance provided by this rider. If the conversion is made within 31 days following the earliest of either the Insured Child’s 22nd birthday or the Insured’s Attained Age 65, the Face Amount of the new policy may not exceed $5,000 for each $1,000 of insurance provided by this rider;
3.	the new policy must meet any product minimums, including Issue Age and Face Amount. We will make at least one product available for conversion;
43187

2007-107 (VUL) CTIR

4.	if the Monthly Deduction for the policy is being waived under the terms of any rider attached to the policy on the date of conversion, the premium for the new policy will not be waived;

5.	We will not require Evidence of Insurability for the new policy; however, We will require Evidence of Insurability for:

a.	accidental death benefits;
b.	disability benefits; or
c.	any other benefits which increase the insurance risk;

6.	the Suicide and Incontestability periods on the new policy will be measured from the date of issue of this rider;

7.	We must receive Your signed request for conversion while the policy and this rider are In Force or within 31 days after the end of this rider; and

8.	the required premium must accompany Your signed request for conversion. We will send You an endorsement to this rider to exclude the Insured Child who is exercising the Conversion Privilege. This endorsement will become part of the Entire Policy Contract.

Upon receipt of due proof that the death of an Insured Child, eligible to be insured under a new policy, occurred during the 31 days following the expiration of that Insured Child’s insurance under this rider, and before any new policy had become effective, We will pay to the Beneficiary of this rider, the amount which would have been paid if such Insured Child’s term insurance had not expired.

Risk Charge	The Risk Charge for this rider is part of the Monthly Deduction for the policy. The Guaranteed Maximum Monthly Risk Charge for this rider is $0.87 per thousand of the Children’s Term Rider amount. If the Monthly Deduction for the policy is being waived under the provision of any rider attached to the policy, the Risk Charge for this rider will also be waived.

Termination of Rider	This rider will end when:

1. the Insured dies or Attains Age 65;
2. the youngest Insured Child covered by this rider reaches age 22;
3. all Insured Children have exercised their conversion privilege;
4. the policy ends; or
5. We receive Your signed request for termination of this rider.

Incontestability	We will not contest this rider after it has been In Force during each Insured Child’s lifetime for two years from its date of issue.

If the policy Lapses and is subsequently Reinstated, We will not contest this rider based upon any statements on the Reinstatement application after this rider has been In Force during the Insured Child’s lifetime for two years after its date of Reinstatement.

Contract	This rider is subject to all the terms of the policy to which this rider is attached, except as modified in this rider.

Attached to and made a part of the policy effective as of the date of issue of this rider.
43187

FARMERS NEW WORLD LIFE INSURANCE COMPANY

C. Paul Patsis	Brian F. Kreger
President	Secretary
43187